Mail Stop 4720

December 8, 2009

Robert D. Sznewajs
President and Chief Executive Officer
West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

Re: **West Coast Bancorp**
      Preliminary Revised Proxy Statement on Schedule 14A
      Filed December 4, 2009
      File No. 001-34509

Dear Mr. Sznewajs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Question: What happens if either Shareholder Approval is not received before March 1, 2010 or at any time thereafter?, page 5

1.   It appears that many of the bulleted points would occur if shareholder approval is received after March 1, 2010. Please revise to clarify.

Question: What is the effect on the Class B Warrants, the Class C Warrants and the Class D Warrants if the Shareholder Approvals are received on or after March 1, 2010?, page 6

2.   Please revise to include the information discussed under the section "Exercise of Warrants" on page 26 or cross-reference to this section.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Staff Attorney

CC: By Fax: (503) 684-0781
Dick Rasmussen
West Coast Bancorp

By Fax: (212) 403-2341
Matthew Guest
Watchell, Lipton, Rosen & Katz